UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 24, 2020

OAKTREE ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-38986	98-1482650
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA		90071
(Address of Principal Executive Offices)		(Zip Code)

(213) 830-6300

Registrant’s telephone number, including area code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	OAC.U	New York Stock Exchange
Class A ordinary shares included as part of the units	OAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	OAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

On September 30, 2020, Oaktree Acquisition Corp., a Cayman Islands exempted company (“OAC”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among OAC, Rx Merger Sub, Inc., a Delaware corporation, and Hims, Inc., a Delaware corporation (“Hims”). The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.”

On November 24, 2020, Hims announced that Ms. Lynne Chou O’Keefe and Mr. David Wells have been appointed to the board of directors of Hims. A copy of the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K. It is expected that Ms. O’Keefe and Mr. Wells will continue to serve on the board of directors of the combined company following the consummation of the Business Combination.

Additional Information and Where to Find It

OAC has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a proxy statement/prospectus relating to the Business Combination, which will be mailed to its shareholders once definitive. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. OAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, when available, as these materials will contain important information about OAC, Hims and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of OAC as of a record date to be established for voting on the Business Combination. Shareholders of OAC will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OAC and its directors and executive officers may be deemed participants in the solicitation of proxies from OAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in OAC is contained in OAC’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Additional information regarding the interests of such participants is contained in the proxy statement/prospectus for the Business Combination.

Hims and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the preliminary proxy statement/prospectus for the Business Combination and the amendments thereto.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or OAC’s or Hims’s future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro forma enterprise value, and cash balance) and market opportunities of Hims are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OAC and its management, and Hims and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time), by and among OAC, Rx Merger Sub, Inc. and Hims; (2) the outcome of any legal proceedings that may be instituted against OAC, Hims, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OAC or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Hims as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Hims or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the limited operating history of Hims; (12) the Hims business is subject to significant governmental regulation; (13) the Hims business may not successfully expand into other markets, including womens’ health and (14) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and which are set forth in the Registration Statement on Form S-4 to filed by OAC with the SEC in connection with the Business Combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OAC nor Hims undertakes any duty to update these forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Announcement, dated November 24, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 24, 2020		OAKTREE ACQUISITION CORP.

	By:	/s/ Patrick McCaney
	Name:	Patrick McCaney
	Title:	Chief Executive Officer

Exhibit 99.1

Hims & Hers Appoints Two New Board Members

Lynne Chou O’Keefe and David Wells Join the Company’s Board of Directors

Hims & Hers is excited to announce the addition of two members, Lynne Chou O’Keefe and David Wells, to our Board of Directors as the company prepares to enter the public market. Both are expected to serve on the Board of Directors of the public company, Hims & Hers Health, Inc., following Hims & Hers’ previously announced proposed business combination with Oaktree Acquisition Corp.

“Since day one, we’ve been focused on building a patient-centric healthcare company that looks like nothing else in the industry,” said Andrew Dudum, CEO and co-founder of Hims & Hers. “We’ve been able to meet customers’ needs through creating access to care that’s high-quality, safe and convenient. As we prepare to enter the public market, we’re anticipating rapid growth across the business. Lynne and David both have tremendous experience leading and nurturing fast-growing businesses and we’re excited to add to our Board as we prepare to enter the next chapter of Hims & Hers.”

Lynne Chou O’Keefe

For the majority of her career, Lynne Chou O’Keefe has been both a healthcare operator and investor. She is the Founder and Managing Partner of Define Ventures, an investment firm focused on early stage digital health companies that are redefining healthcare. Prior to founding Define Ventures, Lynne was a Partner in the Life Sciences Group at Kleiner Perkins Caufield & Byers, during which time she also served on the board of Livongo.

“Hims & Hers has proven to be one of the category defining leaders in digital health,” said Lynne Chou O’Keefe. “Andrew and team have a proven track record of rapid growth that reflects the unique relationship they’ve built with patients. Too often patients are expected to navigate a complex, confusing healthcare system. Instead, Hims & Hers has created an experience that’s a front door for healthcare by designing a multi-speciality digital health platform that puts people back in charge of their own care. I look forward to joining the Hims & Hers Board as the company works to build a better healthcare experience.”

Additionally, Lynne has worked in marketing at Abbott Vascular and Guidant, and spent time with Apax Partners in venture capital and at Goldman Sachs in investment banking, mergers and acquisitions. Lynne received her Bachelor’s degree from Stanford University and her MBA from Harvard Business School.

David Wells

David Wells brings a host of relevant experience as one of Hims & Hers’ newest Board of Directors members—including 15 years at the helm of Netflix’s finance team, most recently serving as its Chief Financial Officer. His experience working within rapid growth environments, as well as his understanding of the market and economy of industries, will help ensure the company’s growth is matched with an enduring, long-term business model. David is expected to serve as Chair of the Audit Committee for Hims & Hers Health, Inc.

“What drew me to Hims & Hers is the company’s work to disrupt the traditional healthcare model,” said David Wells. “Hims & Hers is creating an experience designed entirely for the patient—from the ease of connecting with highly qualified physicians, to the simplicity and convenience of medication delivery. This commitment to building with the consumer in mind is what drives long-term growth for the most successful companies, and it was a core tenet of the work we did for fifteen years at Netflix. I’m proud to be joining an innovative company providing an accessible, affordable first stop for peoples’ healthcare needs.”

Additionally, David serves as a growth-oriented Board Member for companies including The Trade Desk, Inc. and TransferWise. He supports nonprofits Innovations for Poverty Action and the Silicon Valley Chapter of American Red Cross as a Board Member, and sits on the Harris Council of Harris School of Public Policy at the University of Chicago. Prior to his 15 years working in finance at Netflix he was an employee of Deloitte Consulting.

To learn more about Hims & Hers business, you can visit forhims.com/investors.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Hims & Hers’ future financial or operating performance. For example, statements about the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance, growth and market opportunities of Hims & Hers are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Oaktree Acquisition Corp. and its management, and Hims & Hers and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the proposed business combination between Hims & Hers and Oaktree Acquisition Corp.; (2) the outcome of any legal proceedings that may be instituted against Oaktree Acquisition Corp., Hims & Hers, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Oaktree Acquisition Corp. or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Hims & Hers as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that Hims & Hers or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the limited operating history of Hims & Hers; (12) the Hims & Hers business is subject to significant governmental regulation; (13) the Hims & Hers business may not successfully expand into other markets, including womens’ health; and (14) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Oaktree Acquisition Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and which is set forth in the registration statement on Form S-4 filed by Oaktree Acquisition Corp. with the SEC in connection with the proposed business combination. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Oaktree Acquisition Corp. nor Hims & Hers undertakes any duty to update these forward-looking statements.

Additional Information and Where to Find It

Oaktree Acquisition Corp. has filed a Registration Statement on Form S-4 containing a proxy statement/prospectus relating to the proposed business combination with the SEC, which will be mailed to its shareholders once definitive. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Oaktree Acquisition Corp.’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Oaktree Acquisition Corp., Hims & Hers and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Oaktree Acquisition Corp. as of a record date to be established for voting on the proposed business combination. Shareholders of Oaktree Acquisition Corp. will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

Oaktree Acquisition Corp. and its directors and executive officers may be deemed participants in the solicitation of proxies from Oaktree Acquisition Corp.’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Oaktree Acquisition Corp. is contained in Oaktree Acquisition Corp.’s annual report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC, and in the proxy statement/prospectus for the proposed business combination, which are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Hims & Hers and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Oaktree Acquisition Corp. in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the proxy statement/prospectus for the proposed business combination.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Oaktree Acquisition Corp., the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

###